FORM 4
             U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935
     or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

     D'Amato                Anthony
     (Last)                  (First)        (Middle)

     19244 Natures View Court
     (Street)

     Boca Raton              Florida         33498
      (City)                 (State)         (Zip)


2.  Issuer Name and Ticker or Trading Symbol

     Eagle Building Technologies, Inc. (OTCBB: EGBT) f/ka Eagle Capital International, Ltd. - ECIC


3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

     April 2001 through May 2001


5.  If Amendment, Date of Original
    (Month/Day/Year)


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     XX  Director                                    10% Owner

     XX  Officer (give title below)          Other (specify below)

        President and CEO



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  Table I - Non-Derivative Securities Acquired, Disposed of, or
            Beneficially Owned


1.  Title of     2. Transaction   3. Transaction   4.  Securities          5.  Amount of        6.  Ownership    7.  Nature of
    Security        Date             Code              Acquired (A) or         Securities           Form:            Indirect
    (Instr. 3)      (Month/Day/      (Instr. 8)        Disposed of (D)         Beneficially         Direct (D)       Beneficial
                    Year)                              (Instr. 3, 4 & 5)       Owned at             Or Indirect      Ownership
                                                                               End of               (I)              (Instr. 4)
                                                                               Month                (Instr. 4)
                                                                               (Instr. 3 & 4)
                             Code    V    Amount    (A) or (D)    Price


Common Stock     04/19/01     P             1,000       A         $3.20           770,491                D
Common Stock     04/19/01     p               500       A         $3.45
Common Stock     04/19/01     J           100,000       A         $0.00*
Common Stock     04/23/01     P             1,000       A         $3.70
Common Stock     04/25/01     P             1,500       A         $3.75
Common Stock     04/25/01     P             3,500       A         $3.99
Common Stock     04/25/01     P             4,000       A         $4.00\
Common Stock     04/25/01     P             1,000       A         $3.87
Common Stock     04/26/01     P             1,500       A         $4.15
Common Stock     04/26/01     P             2,000       A         $4.20
Common Stock     04/26/01     P            10,500       A         $4.10
Common Stock     04/27/01     P             4,000       A         $4.05
Common Stock     04/30/01     P             1,500       A         $4.05
Common Stock     05/01/01     P             5,000       A         $4.56
Common Stock     05/07/01     P             5,000       A         $4.55
Common Stock     05/09/01     P             7,500       A         $4.67
Common Stock     05/09/01     J            10,000       D         $0.00**




   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Conversion    3.  Trans-     4.  Transaction   5.  Number of      6.  Date            7. Title &
    Deriv-          or Exercise       action         Code              Derivative         Exercisable        Amount of
    ative           Price of          Date           (Instr. 8)        Securities         & Expiration       Underlying
    Security        Derivative        (Month/                          Acquired (A)       Date (Month/       Securities
   (Instr. 3)       Security          Day/                             or Disposed        Day/Year)          (Instr. 3 & 4)
                                      Year)                            of (D)
                                                                   (Instr. 3, 4 & 5)

                                           Code     V      (A)      (D)     Date      Expira-    Title      Amount
                                                                            Exer-     tion                  of No.
                                                                            cisable   Date                  of Shares







  Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

Contd...


8.  Price of     9.  Number           10.  Ownership      11.  Nature
    Derivative       of Derivative         Form of             of Indirect
    Security         Securities            Derivative          Beneficial
    (Instr. 5)       Beneficially          Security:           Ownership
                     Owned at End          Direct (D)          (Instr. 4)
                     of Month              or Indirect
                     (Instr. 4)            (I) (Instr 4.)






   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



Explanation of Responses:

*    restricted shares issued in connection with employment agreement
**   Conversion of $198,000 salary owed at $1.00 per share
*** Shares transferred to creditor in exchange for cancellation of Eagle Capital International Ltd. debt
**** Shares received for transfer to creditor of shares in exchange for cancellation of debt of Eagle Capital International, Ltd.


May 21, 2001                    /s/Anthony D'Amato
                                -------------------------------
                                **Signature of Reporting Person


                                Anthony D'Amato
                                -------------------------------
                                Print Name




** Intentional misstatements or omissions of facts constitute
   Federal Violations.
   See 18 U.S.C. 1001 and 15 U.S. C 78ff(a)

Note: File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure. (Print or Type Responses)